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                              June 27, 2023

       Zachary Wang
       Chief Executive Officer
       Aurora Technology Acquisition Corp.
       4 Embarcadero Center, Suite 1449
       San Francisco, California 94105

                                                        Re: Aurora Technology
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed June 20, 2023
                                                            File No. 001-41250

       Dear Zachary Wang:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed June 20, 2023

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or
has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any
entity associated with or otherwise involved in the transaction, is, is controlled by, or
has substantial ties with a non-U.S. person. If so, please revise your filing to include risk
factor disclosure that addresses how this fact could impact your ability to complete
your initial business combination. For instance, discuss the risk to investors that you may
not be able to complete an initial business combination with a target company should
the transaction be subject to review by a U.S. government entity, such as the Committee
on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further,
disclose that the time necessary for government review of the transaction or a
decision to prohibit the transaction could prevent you from completing an initial business
combination and require you to liquidate. Disclose the consequences of
 Zachary Wang
Aurora Technology Acquisition Corp.
June 27, 2023
Page 2
      liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas O'Leary at 202-551-4451 or Margaret Schwartz at 202-551-
7153 with any questions.



                                                            Sincerely,

FirstName LastNameZachary Wang                              Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameAurora Technology Acquisition Corp.
                                                            Services
June 27, 2023 Page 2
cc:       Ilan Katz, Esq.
FirstName LastName